                                                                Exhibit 11(c)(4)


                              EMPLOYMENT AGREEMENT

         EMPLOYMENT AGREEMENT (the "Agreement"), dated September 27, 1999, by and between Chase Securities Inc. (the "Company") and Daniel H. Case, III (the "Executive").

         WHEREAS, the Company desires to employ Executive and to enter into an agreement embodying the terms of such employment and Executive desires to accept such employment and enter into such an agreement; and

         WHEREAS, The Chase Manhattan Corporation ("Parent"), as a precondition to entering into the Agreement and Plan of Merger by and among Parent, Bridge Acquisition Corporation and Hambrecht & Quist Group ("Predecessor") (dated as of September 27, 1999) (the "Merger Agreement"), has required Executive to agree to the restrictive covenants and other provisions of this Agreement;

         NOW, THEREFORE, in consideration of the premises and mutual covenants herein and for other good and valuable consideration, the parties agree as follows:

         1. Term of Employment; Executive Representation.

                  a. Employment Term. Subject to the other provisions of this Agreement, Executive shall be employed by the Company for a period commencing on the Closing Date (as defined in Section 1.5 of the Merger Agreement) and ending on December 31, 2002 (the "Employment Term") on the terms and subject to the conditions set forth in this Agreement.

                  b. Executive Representation. Executive hereby represents to the Company that the execution and delivery of this Agreement by Executive and the Company and the performance by Executive of his duties hereunder shall not constitute a breach of, or otherwise contravene, the terms of any employment agreement or other agreement or policy to which Executive is a party or otherwise bound.

                  c. Prior Agreements. This Agreement supercedes all prior agreements and understandings (including oral agreements) between Executive and Predecessor and/or its affiliates regarding the terms and conditions of his employment.

         2. Position; Reporting Responsibility; Employment Responsibilities.

                  a. During the Employment Term: (i) Executive's title shall be Chairman and Chief Executive Officer, Parent Securities West Coast and Head of Global Technology Group (and he may have other corporate titles in various corporate entities affiliated with Parent as appropriate); (ii)Executive shall principally perform his duties to the Company and its affiliates from the Company's offices in the San Francisco, California metropolitan area (subject to normal and customary travel requirements in the conduct of the Company's business); and, (iii)Executive shall report to Parent's Vice Chairman (the "Vice Chairman"), Global Investment Banking ("GIB"), and shall coordinate, as appropriate, with Parent's Vice

Chairman, Global Markets and International ("VCGM") and Parent's Vice Chairman for Public Equities and Investment Management ("VCEIM").

                  b. During the Employment Term, Executive shall have the following duties: (i) direct responsibility (with significant input from the VCGM and the VCEIM) for Parent's equity underwriting, dealing and research activities in the same market segments (in terms of industry, size and geography) as the current Predecessor client base, which activities shall be coordinated with parent's GIB industry group heads; (ii) co-managing, on a dotted line basis, with GIB industry and product group heads the industry and product personnel in Parent Securities West Coast; (iii) direct responsibility for investment banking and brokerage relationship management with venture capital firms (coordinating with GIB industry and product group heads); and (iv) performing such other duties (not inconsistent with the foregoing) as shall be determined from time to time by the Company and/or the Vice Chairman.

                  c. During the Employment Term, Executive will devote his full business time and best efforts to the performance of his duties hereunder and will not engage in any other business, profession or occupation for compensation or otherwise which would conflict with the rendition of such services either directly or indirectly, without the prior written consent of the Company or the Vice Chairman; provided that nothing herein shall preclude Executive from continuing to serve on the board of directors or trustees of any business entity or charitable organization on which he currently serves and which is identified on Appendix A hereto, provided in each case, and in the aggregate, that such activities do not interfere with the performance of Executive's duties hereunder or conflict with Section 9.

         3. Base Salary. During the Employment Term, the Company shall pay Executive a base salary (the "Base Salary") at the annual rate of $300,000, payable in regular installments in accordance with the GIB's usual payment practices. Executive shall be entitled to such increases in his Base Salary, if any, as may be determined from time to time in the sole discretion of the Company or Parent.

         4. Annual Bonus. With respect to the final quarter of calendar year 1999, Executive shall be entitled to a bonus from the Company or Predecessor in an amount of no less than $1,750,000. With respect to each calendar year during the Employment Term, Executive shall be entitled to an annual bonus award (an "Annual Bonus") in an amount of no less than $7,000,000 (the "Minimum Bonus"). All such bonuses shall be payable in accordance with the then prevailing practices of the GIB applicable to other executives at his level.

         5. Equity Arrangements. (a) As of the Closing Date, Executive shall be granted restricted shares (the "Restricted Shares") of common stock, par value $1.00 per share, of Parent ("Common Stock") with a fair market value of $14,000,000 (based on the Parent Common Share Price (as defined in the Merger Agreement)). Restricted Shares shall vest and become unrestricted shares of Common Stock in equal installments on each of the first four anniversaries of the Closing Date if Executive remains employed by the Company on each applicable vesting date, unless Executive has violated any of the provisions of Section 9 or 10.

The Restricted Shares shall also vest if Executive dies or incurs a Disability (as defined below) while employed before an applicable vesting date; provided that any unvested Restricted Shares shall become fully vested, except as otherwise provided herein if (i) Executive terminates his employment with the Company for Good Reason, or (ii) the Company terminates Executive's employment without Cause.

         (b) As of the Closing Date, Executive shall be granted options ("Options") to purchase 283,305 shares of Common Stock at an exercise price of $74.125 per share, which shall become vested and exercisable in three equal installments on the first, second and third anniversaries of the Closing Date, subject to the generally applicable terms of Parent's stock option plan (except as otherwise specified herein). Upon becoming vested, the Options shall remain exercisable until the tenth anniversary of the Closing Date, notwithstanding Executive's termination of employment, but provided Executive does not violate any of the provisions of Section 9 or 10.

         6. Employee Benefits. During the Employment Term, Executive shall be provided, in accordance with the terms of the Company's employee benefit plans and policies as in effect from time to time, health insurance, short term and long term disability insurance, retirement benefits, fringe benefits and paid vacation (collectively "Employee Benefits") on the same basis as those benefits are generally made available to other senior executives of the GIB.

         7. Business Expenses. During the Employment Term, reasonable business expenses incurred by Executive in the performance of his duties hereunder shall be reimbursed by the Company in accordance with the GIB's policies.

         8. Termination. The Employment Term and Executive's employment hereunder may be terminated by the Company at any time and for any reason. Notwithstanding any other provision of this Agreement, the provisions of this
Section 8 shall exclusively govern Executive's rights upon termination of employment with the Company and its affiliates (subject to the application of Sections 9, 10 and 11 below).

                  a. Termination by the Company for Cause or Resignation by Executive without Good Reason.

                  (i) The Employment Term and Executive's employment hereunder may be terminated by the Company for Cause, and the provisions of this Section 8(a) shall also apply in the event of Executive's resignation without Good Reason (as defined below). For purposes of this Agreement, "Cause" shall mean
(A) Executive's willful and continued failure to perform his duties hereunder (other than as a result of total or partial incapacity due to physical or mental illness); (B) the willful engaging by Executive in conduct which is demonstrably injurious to the Company or its affiliates, monetarily or otherwise; (C) Executive's substantial violation of any provision of Parent's Code of Conduct;
(D) Executive's conviction of a felony; or, (E) Executive's violation of any provision of Section 9 or 10; provided that none of the events described in clauses (A), (B), (C) or (E) of this Section 8(a)(i), if such event is capable of being cured, shall constitute Cause unless the Company shall have notified Executive in writing describing the events which constitute Cause and then only if Executive shall have failed to cure such event within thirty days after Executive's receipt of such written notice.

                  (ii) If Executive's employment is terminated by the Company for Cause, or if Executive resigns without Good Reason, Executive, subject to his continued compliance with the provisions of Sections 9 and 10, shall be entitled to receive:

                           (A) the Base Salary through the date of termination;

                           (B) any Annual Bonus earned but unpaid as of the date
                  of termination for any previously completed calendar year;

                           (C) reimbursement for any unreimbursed business
                  expenses properly incurred by Executive in accordance with the GIB's policy prior to the date of Executive's termination; and

                           (D) such Employee Benefits, if any, as to which
                  Executive may be entitled under the employee benefit plans of the Company (the amounts described in clauses (A) through (D) hereof being referred to as the "Accrued Rights").

                  Following such termination of Executive's employment by the Company for Cause or resignation by Executive without Good Reason, except as set forth in this Section 8(a), Executive shall have no further rights to any compensation or any other benefits under this Agreement.

                           b. Disability or Death.

                           (i) The Employment Term and Executive's employment
hereunder shall terminate upon his death and may be terminated by the Company if Executive becomes physically or mentally incapacitated and is therefore unable for a period of six consecutive months or for an aggregate of nine months in any 24 consecutive month period to perform his duties (such incapacity is hereinafter referred to as "Disability"). Any question as to the existence of the Disability of Executive as to which Executive and the Company cannot agree shall be determined in writing by a qualified independent physician mutually acceptable to Executive and the Company. If Executive and the Company cannot agree as to a qualified independent physician, each shall appoint such a physician and those two physicians shall select a third who shall make such determination in writing. The determination of Disability made in writing to the Company and Executive shall be final and conclusive for all purposes of the Agreement.

                           (ii) Upon termination of Executive's employment
hereunder for either Disability or death, Executive or his estate (as the case may be) shall be entitled to receive:

                           (A) the Accrued Rights;

                           (B) an amount equal to the Minimum Bonus multiplied
                  by the percentage of the calendar year (or other applicable period) that shall have elapsed through the date of Executive's termination of employment, payable when such Annual Bonus would have otherwise been payable had the Executive's employment not terminated; and,

                           (C) the Restricted Shares and Options, and all other
                  restricted shares and options to purchase Common Stock then held by Executive, shall vest and/or become exercisable, as the case may be, on the date of such termination.

                  Following Executives employment due to death or Disability, except as set forth in this Section 8(b), Executive shall have no further rights to any compensation or any other benefits under this Agreement.

                           c. Termination by the Company Without Cause or
Resignation by Executive for Good Reason.

                           (i) The Employment Term and Executive's employment
hereunder may be terminated by the Company without Cause or by Executive's resignation for Good Reason.

                           (ii) For purposes of this Agreement, "Good Reason"
shall mean: (A) a reduction in Executive's Base Salary or Minimum Bonus; (B) any material diminution in (I) Executive's title, (II) Executive's reporting responsibility (unless such diminution is as the result of a reporting restructuring subsequent to a merger, acquisition or similar transaction involving Parent or Company which does not have a material adverse effect on Executive's ability to operate the businesses for which he is responsible), or
(III) those employment responsibilities set forth in Sections 2(b)(i) and (ii) above; (C) the relocation of Executive outside the San Francisco metropolitan area; or (D) any other breach by the Company of any material provision of this Agreement; provided that none of the events described in clauses (A) , (B), (C) or (D) of this Section 8(c)(ii) shall constitute Good Reason unless Executive shall have notified the Company in writing describing the events which constitute Good Reason and then only if the Company shall have failed to cure such event within thirty days after the Company's receipt of such written notice.

                           (iii) If Executive's employment is terminated by the
Company without Cause (other than by reason of death or Disability) or if Executive resigns for Good Reason, Executive shall be entitled to receive:

                           (A) the Accrued Rights;

                           (B) subject to Executive's continued compliance with
                  the provisions of Sections 9 and 10, continued payment of the Base Salary and Minimum Bonus (in cash) until December 31, 2002; provided that the aggregate amount described in this clause (B) shall be reduced by the present value of any other cash severance or termination benefits payable to Executive under any other plans, programs or arrangements of the Company or its affiliates; and

                           (C) the Restricted Shares and Options, and all other
                  restricted shares and options to purchase Common Stock then held by Executive, shall vest and/or become exercisable, as the case may be, on the date of such termination; and

                           (D) Executive shall be entitled to outplacement
                  services, financial counseling and continued participation in the Company's welfare plans (at the levels then in effect) until December 31, 2002; provided that any welfare benefits available pursuant to this Section shall be reduced to the extent comparable benefits are actually received by or made available to Executive without cost during such period following Executive's termination of employment (and any such benefits shall be reported to the Company by Executive).

                  Following termination of Executive's employment by the Company without Cause (other than by reason of Executive's death or Disability) or by Executive's resignation for Good Reason, except as set forth in this section 8(c), Executive shall have no further rights to any compensation or any other benefits under this Agreement.

                           d. Notice of Termination. Any purported termination
of employment by the Company or by Executive (other than due to Executive's death) shall be communicated by written Notice of Termination to the other party hereto. For purposes of this Agreement, a "Notice of Termination" shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of employment under the provision so indicated.

                  9. Non-Competition.

                  a. In consideration for Parent's entry into the Merger Agreement and the payments and benefits specified hereunder, Executive agrees that until the earlier of (x) December 31, 2003, or (y) one year following the end of Executive's employment with the Company, (i) he will not, directly or indirectly, as a principal, manager, agent, consultant, officer, stockholder, partner, employee or in any other capacity, become involved in any business activity within the United States which is competitive with any aspect of the business of Predecessor or its subsidiaries as currently conducted, and as said business may evolve following Predecessor's acquisition by Parent through the date this covenant expires; (ii) he shall not, on his own behalf or on behalf of any person, firm or company, directly or indirectly, as a principal, manager, agent, consultant, officer, stockholder, partner, employee or in any other capacity, solicit, assist in soliciting or offer employment to any person who has been employed by the Company or its affiliates subsequent to the date hereof and at any time during the six months immediately preceding such solicitation; and (iii) he shall not, on his own behalf or on behalf of any person, firm or company, directly or indirectly, as a principal, manager, agent, consultant, officer, stockholder, partner, employee or in any other capacity, solicit or assist in soliciting the business of any client or individual or entity whom he knows to be a prospective client of the Company or its affiliates: (1) with which he has had personal contact or dealings on behalf of the Company during the twelve months immediately preceding the date of the termination or Executive's employment with the Company; (2) with which employees directly reporting to him have had personal contact or dealings on behalf of the Company during the twelve months immediately preceding the date of the termination of Executive's employment with the Company; or (3) for which he was responsible during the twelve months immediately preceding the date of the termination of Executive's employment with the Company; provided that nothing in this Section shall preclude Executive from acquiring or retaining up to 1% of the securities of another company (provided such securities are publicly traded and such investments are passive); provided, however, that after termination of employment, Executive may invest in private companies or public companies with a market capitalization of up to $100,000,000 (the "Permitted Companies"), for his own account, or provide advisory services to Permitted Companies (but only acting as a sole practitioner with no employees). Notwithstanding the foregoing, Executive shall not raise, or become directly or indirectly involved in, any investment fund, or engage in any underwriting activities.

                  b. Executive has carefully considered the nature and extent of the foregoing covenants he is subject hereto and the rights and remedies conferred upon the Company under these covenants, and Executive hereby acknowledges and agrees that such covenants, rights and remedies are reasonable in time and territory, are designed to eliminate competition which otherwise would be unfair to the Company and its affiliates, do not stifle the inherent skill and experience of Executive, would not operate as a bar to Executive's sole means of support, are fully required to protect the legitimate interests of the Company and its affiliates following the transactions contemplated by the Merger Agreement and do not confer a benefit upon the Company and its affiliates that is disproportionate to the detriment to Executive.

                  c. In the event that a court of competent jurisdiction shall hold that any covenants that Executive is subject hereto, are excessively restrictive and not reasonable in any respect, such court shall have the right, power and authority to excise or modify such provision or provisions thereof as to the court shall appear not reasonable and to enforce the remainder of the covenants as so amended, as such court shall consider necessary or appropriate for the protection of the legitimate interests of the Company and its affiliates.

                  10. Confidentiality. At any time during or after Executive's employment with the Company, Executive shall not, without the prior written consent of the Company, use, divulge, disclose or make accessible to any other person, firm, partnership, corporation or other entity any Confidential Information (as hereinafter defined) pertaining to the business of the Company or any of its subsidiaries, except (i) while employed by the Company, in the business of and for the benefit of the Company, or (ii) when required to do so by a court of competent jurisdiction, by any governmental agency having supervisory authority over the business of the

Company, or by any administrative body or legislative body (including a committee thereof) with jurisdiction to order Executive to divulge, disclose or make accessible such information. For purposes of this section 10, "Confidential Information" shall mean information concerning the financial data, strategic business plans, and other proprietary and confidential information of the Company, its subsidiaries, or their respective affiliates as in existence as of the date of Executive's termination of employment that, in any case, is not otherwise available to the public (other than by Executive's breach of the terms hereof).

                  11. Specific Performance. Executive agrees and acknowledges that the injury to the Company and its affiliates resulting from any violation by Executive of any of the provisions of these covenants will be irreparable and of such a character that it cannot be compensated by money damages, that the remedy at law for any such violation will be inadequate, and that the damages resulting from any such violation are not readily susceptible to being measured in monetary terms. Accordingly, the Company may, in addition to pursuing its other remedies, obtain a temporary restraining order and preliminary and permanent injunctive relief from any court having jurisdiction over the matter restraining any such violation and any threatened or further violation; and no bond or other security shall be required in connection with any such restraining order or injunctive relief. Nothing in this Section 11 shall be deemed to limit any other or additional remedies, whether at law or in equity or otherwise, for any violation by Executive of any of the provisions of this Agreement which may be pursued or availed of by the Company.

                  12. Gross-Up Payment. The provisions of Appendix B hereto shall apply to Executive if any excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended, is imposed upon Executive as the result of any payments to Executive from the Company or its affiliates.

                  13. Miscellaneous.

                           a. Governing Law. This Agreement shall be governed by
and construed in accordance with the laws of the State of California, without regard to conflicts of laws principles thereof.

                           b. Entire Agreement/Amendments. This Agreement
contains the entire understanding of the parties with respect to the employment of Executive by the Company. There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties with respect to the subject matter herein other than those expressly set forth herein. This Agreement may not be altered, modified, or amended except by written instrument signed by the parties hereto.

                           c. No Waiver. The failure of a party to insist upon
strict adherence to any term of this Agreement on any occasion shall not be considered a waiver of such party's rights or deprive such party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

                           d. Severability. In the event that any one or more of
the provisions of this Agreement shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions of this Agreement shall not be affected thereby.

                           e. Assignment. This Agreement shall not be assignable
by Executive. This Agreement may be assigned by the Company to a company which is a successor in interest to substantially all of the business operations of the Company. Such assignment shall become effective when the Company notifies the Executive of such assignment or at such later date as may be specified in such notice. Upon such assignment, the rights and obligations of the Company hereunder shall become the rights and obligations of such successor company, provided that any assignee expressly assumes the obligations, rights and privileges of this Agreement.

                           f. Mitigation. Executive shall not be required to
mitigate the amount of any payment provided for pursuant to this Agreement by seeking other employment.

                           g. Successors; Binding Agreement. This Agreement
shall inure to the benefit of and be binding upon personal or legal representatives, executors, administrators, successors, heirs, distributes, devises and legatees.

                           h. Notice. For the purpose of this Agreement, notices
and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States registered mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth below Agreement, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon receipt.

         If to the Company:

                             c/o The Chase Manhattan Bank
                             270 Park Avenue
                             New York, New York 10017
                             Attention: General Counsel

         with a copy to:

                             Simpson Thacher & Bartlett
                             425 Lexington Avenue
                             New York, New York 10017
                             Attention: Lee Meyerson, Esq.
                             Fax: (212) 455-2502

         If to Executive:    To the most recent address of Executive set forth
                             in the personnel records of the Company.

         with a copy to:     Wachtell, Lipton, Rosen & Katz
                             51 West 52nd Street
                             New York, New York 10019
                             Attention: Edward D. Herlihy, Esq.
                             Fax: (212) 403-2000

                           i. Withholding Taxes. The Company may withhold from
any amounts payable under this Agreement such Federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation.

                           j. Counterparts. This Agreement may be signed in
counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

                           k. Legal Fees. The Company shall be obligated to
reimburse Executive for all reasonable legal fees in connection with the enforcement or contest of this Agreement, provided if in connection with litigation concerning this Agreement, Executive prevails in at least one material issue in such litigation.

                           IN WITNESS WHEREOF, the parties hereto have duly
executed this Agreement as of the day and year first above written.


                                            /s/ Daniel H. Case III
                                            ------------------------------------
                                            Daniel H. Case III


                                            CHASE SECURITIES INC.


                                            By: /s/ Douglas Braunstein
                                                --------------------------------
                                                Title: Managing Director

                                                                      APPENDIX A


                              OUTSIDE DIRECTORSHIPS

AMB Property Corporation
Electronic Arts Inc.
Rational Software Corporation
National Science and Technology Medal Foundation
Bay Area Council
Securities Industry Association
NYSE Nominating Committee
Technology Network

                                                                      APPENDIX B


                              EXCISE TAX PROCEDURES


                  1. If any payments (the "Payments") to Executive from the Company or any of its affiliates will be subject to any excise tax ("Excise Tax") imposed under Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), the Company shall pay to Executive an additional amount (the "Gross-Up Payment") such that the net amount retained by Executive, after deduction of any Excise Tax on the Payments and any federal, state and local income tax and Excise Tax upon the payment provided for by this Section, shall be equal to the Payments. For purposes of determining whether any of the Payments will be subject to the Excise Tax and the amount of such Excise Tax:
(a) the Payments shall be treated as "parachute payments" within the meaning of
Section 280G(b)(2) of the Code, and all "excess parachute payments" within the meaning of Section 280G(b)(1) of the Code shall be treated as subject to the Excise Tax, unless in the opinion of tax counsel selected by the Company's independent auditors and reasonably acceptable to Executive such Payments (in whole or in part) do not constitute parachute payments, or such excess parachute payments (in whole or in part) represent reasonable compensation for services actually rendered, or are otherwise not subject to the Excise Tax; and (b) the value of any non-cash benefits or any deferred payment or benefit shall be determined by the Company's independent auditors in accordance with the principles of Sections 280G(d)(3) and 280G(d)(4) of the Code. For purposes of determining the amount of the Gross-Up Payment, Executive shall be deemed to pay federal income taxes at the highest marginal rate of federal income taxation in the calendar year in which the Gross-Up Payment is to be made and applicable state and local income taxes at the highest marginal rate of taxation, net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes. In the event that the Excise Tax is subsequently determined to be less than the amount taken into account hereunder at the time of termination of Executive's employment, Executive shall repay to the Company, at the time that the amount of such reduction in Excise Tax is finally determined, the portion of the Gross-Up Payment attributable to such reduction (plus that portion of the Gross-Up Payment being repaid by Executive to the extent that such repayment results in a reduction in Excise Tax and/or a federal, state or local income tax deduction) plus interest on the amount of such repayment at the rate provided in Section 1274(b)(2) of the Code. In the event that the Excise Tax is determined to exceed the amount taken into account hereunder at the time of the termination of Executive's employment (including by reason of any payment the existence or amount of which cannot be determined at the time of the Gross-Up Payment), the Company shall make an additional Gross-Up Payment in respect of such excess (plus any interest, penalties or additions payable by Executive with respect to such excess) at the time that the amount of such excess is finally determined. Executive and the Company shall each reasonably cooperate with the other in connection with any administrative or judicial proceedings concerning the existence or amount of liability for Excise Tax with respect to the Payments.

                  2. The payments provided for in Section 1 hereof shall be made not later than the fifteenth day following the date Executive's employment with the Company terminates;

provided, however, that if the amounts of such payments cannot be finally determined on or before such day, the Company shall pay to Executive on such day an estimate, as determined in good faith by the Company, of the minimum amount of such payments to which Executive is clearly entitled and shall pay the remainder of such payments (together with interest at the rate provided in Section 1274(b)(2)(B) of the Code) as soon as the amount thereof can be determined but in no event later than the 30th day after the date of termination. In the event that the amount of the estimated payments exceed the amount subsequently determined to have been due, such excess shall constitute a loan by the Company to Executive, payable on the fifth business day after demand by the Company (together with interest at the rate provided in Section 1274(b)(2)(B) of the Code). At the time that payments are made under this Section, the Company shall provide Executive with a written statement setting forth the manner in which such payments were calculated and the basis for such calculations including, without limitation, any opinions or other advice the Company has received from outside counsel, auditors or consultants (and any such opinions or advice which are in writing shall be attached to the statement).